SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

    VIVO PARTICIPAÇÕES S.A.

DRI 64/2007                                                   São Paulo, June 11, 2007.

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 20º andar – Centro.
20159-900 – Rio de Janeiro - RJ

Re.: Independent Auditor Substitution

In compliance with CVM Instruction no. 308, dated May 14, 1999, we hereby inform you that the Board of Directors of the Company, at a meeting held on May 22, 2007, approved ERNST & YOUNG AUDITORES INDEPENDENTES S/S to be hired for providing Independent Audit services with respect to its financial statements, as from the review of the financial statements for the second quarter 2007, in substitution for Deloitte ToucheTohmatsu Auditores Independentes.

The substitution complies with the independent auditor substitution requirements set forth in article 31 of the above referred instruction, which provides for substitution of the independent auditor at every five years.

We further point out that Deloitte Touche Tohmatsu, during the period when it performed the duties of independent auditor of the Company, rendered services within the highest standards of quality, independence and professional ethics.

Ernesto Gardelliano
Investor Relations Officer

José Domingos do Prado
Deloitte Touche Tohmatsu Auditores Independentes

Luiz Carlos Passetti
Ernst & Young Auditores Independentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.